Exhibit 12.1

Higher One Holdings, Inc.

Statement Setting Forth Computation Of Ratio of Combined Fixed Charges and Preference Dividends to Earnings

(Dollars in thousands)

	Year Ended December 31,
	2009		2010		2011		2012		2013
Pre-tax income from continuing operations	$22,144		$40,547		$48,817		$58,894		$23,480

Fixed charges:
Interest expense(1)	558		729		266		967		3,082
Interest component of leases(2)	382		409		423		236		259

Total fixed charges	940		1,138		689		1,203		3,341

Pre-tax income from continuing operations plus fixed charges	$23,084		$41,685		$49,506		$60,097		$26,821

Preference dividend requirements(3)	$—		$—		$—		$—		$—
Ratio of pre-tax income to net income	—		—		—		—		—

Preferred dividend factor	$—		$—		$—		$—		$—

Combined fixed charges and preferred dividends	$940		$1,138		$689		$1,203		$3,341

Ratio of earnings to total fixed charges	24.6	x	36.6	x	71.9	x	50.0	x	8.0	x

(1)	We record interest expense related to our uncertain tax positions within income tax expense and therefore such amounts are not included in interest expense above.
(2)	Interest component of leases includes one-third of rental expense which is a reasonable approximation of the interest factor for operating leases and rental expense.
(3)	There were no preferred dividend requirements for our preferred stock in the periods prior to our initial public offering in 2010. There was no accretion of preferred stock during 2009 or 2010.